EXHIBIT 99.1

Statoil ASA: Allocation of Dividend Shares to primary insiders

STAVANGER, Norway, June 23, 2016 -- Reference is made to the announcement by Statoil ASA (the "Company", OSE:STL, NYSE:STO) on 23 May 2016 regarding the participation by the primary insiders in the Dividend Issue for the fourth quarter 2015.

The following overview sets out the number of Dividend Shares allocated to the primary insiders in the Dividend Issue:

* Wenche Agerup, member of the board of directors, has been allocated 33 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Wenche Agerup holds a total of 2,456 shares in the Company;

* Lars Christian Bacher, executive vice president, has been allocated 267 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Lars Christian Bacher and his close associate Mona Unneland hold 14,743 and 4,633 shares respectively, in total 19,376 shares in the Company;

* Lill-Heidi Bakkerud, member of the board of directors, has been allocated 2 Dividend Shares in the Dividend Issue and her close associate Kjell Vidar Kløvsgård has been allocated 2 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 167 shares each, in total 334 shares in the Company;

* Timothy Dodson, executive vice president, has been allocated 380 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Timothy Dodson holds a total of 18,649 shares in the Company;

* Reidar Gjærum, senior vice president, has been allocated 365 Dividend Shares in the Dividend Issue and his close associate Bente Lier has been allocated 5 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 26,730 and 412 shares respectively, in total 27,142 shares in the Company;

* Hilde Grønland, company secretary, has been allocated 20 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Hilde Grønland holds a total of 1,483 shares in the Company;

* Hans Jakob Hegge, executive vice president and Chief Financial Officer, has been allocated 323 Dividend Shares in the Dividend Issue and his close associate Mette Hegge has been allocated 39 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 23,691 and 2,856 shares respectively, in total 26,547 shares in the Company;

* Magne Andre Hovden, senior vice president, has been allocated 194 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Magne Andre Hovden holds a total of 14,215 shares in the Company;

* Hans Henrik Klouman, senior vice president, and his company, Virkelyst AS, has been allocated 389 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, he and his company, Virkelyst AS hold 28,479 shares in the Company in total;

* John Knight, executive vice president, has been allocated 1,106 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, John Knight holds a total of 80,172 shares in the Company;

* Ørjan Kvelvane, senior vice president, has been allocated 55 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Ørjan Kvelvane holds a total of 4,040 shares in the Company;

* Stig Lægreid, member of the board of directors, has been allocated 25 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Stig Lægreid holds a total of 1,711 shares in the Company,

* Philippe Mathieu, senior vice president, has been allocated 149 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Philippe Mathieu holds a total of 10,920 shares in the Company;

* Arne Sigve Nylund, executive vice president, has been allocated 150 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Arne Sigve Nylund holds a total of 11,013 shares in the Company;

* Anders Opedal, Chief Operating Officer, has been allocated 207 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Anders Opedal and his close associate Torbjørg Opedal hold 15,199 and 1,093 shares respectively, in total 16,292 shares in the Company;

* Torgrim Reitan, executive vice president, has been allocated 408 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Torgrim Reitan and his close associate Marit Bø Reitan hold 29,887 and 1,574 shares respectively, in total 31,461 shares in the Company;

* Irene Rummelhoff, executive vice president, has been allocated 273 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Irene Rummelhoff holds a total of 19,992 shares in the Company;

* Svein Skeie, senior vice president, has been allocated 258 Dividend Shares in the Dividend Issue and his close associate Margrethe Snapa has been allocated 64 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 18,515 and 4,708 shares respectively, in total 23,223 shares in the Company;

* Jakob Stausholm, member of the board of directors, has been allocated 589 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Jakob Stausholm holds a total of 50,589 shares in the Company;

* Eldar Sætre, President and Chief Executive Officer, has been allocated 621 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Eldar Sætre holds a total of 45,473 shares in the Company;

* Jens Økland, executive vice president, has been allocated 185 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Jens Økland holds a total of 13,568 shares in the Company;

* Margareth Øvrum, executive vice president, has been allocated 556 Dividend Shares in the Dividend Issue and her close associate Inge Eivind Sørvik has been allocated 84 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 40,735 and 6,154 shares respectively, in total 46,889 shares in the Company;

* Øystein Løseth, chair of the board of directors, has been allocated 13 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Øystein Løseth holds a total of 1,013 shares in the Company; and

* Ingrid Elisabeth Di Valerio, member of the board of directors, has been allocated 45 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Ingrid Elisabeth Di Valerio holds a total of 3,345 shares in the Company.

This information is subject of the disclosure requirements acc. to § 5-12 vphl (Norwegian Securities Trading Act)

CONTACT: Peter Hutton, SVP Investor Relations,
         mbl: +44 7881 918 792

         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524